September 17, 2014

VIA EDGAR

Brian Soares

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Medifocus, Inc.

Registration Statement on Form 20-F

Filed on September 17, 2014

Dear Mr. Soares:

We are filing this letter on behalf of Medifocus, Inc. (the “Company”) in connection with the filing of the Company’s Registration Statement on Form 20-F for the fiscal year ended March 31, 2014 (the “20-F”) with the U.S. Securities and Exchange Commission (the “Commission”) on September 17, 2014.

The Company previously filed a Registration Statement on Form 20-F for the fiscal year ended March 31, 2013 (the “Prior 20-F”) with the Commission on April 2, 2014. The Company received a letter, dated April 29, 2014 from the staff of the Division of Corporation Finance (the “Staff”) relating to the Prior 20-F (the “Comment Letter”). The Company withdrew the Prior 20-F on May 29, 2014 and, accordingly, did not respond to the Comment Letter.

In a letter from the Company to the Office of Chief Account, Division of Corporation Finance, dated June 12, 2014, as supplemented on August 8, 2014 (the “Waiver Request”), the Company requested a waiver of certain historical audited financial statements and pro forma financial information reporting requirements, as discussed more thoroughly in Comment 21 of the Comment Letter. In a letter from the Office of Chief Account, Division of Corporation Finance to the Company, dated August 21, 2014, the Waiver Request was granted, enabling the Company to file the Form 20-F.

This letter sets forth the response of the Company to the Comment Letter. While the Comment Letter was sent in connection with the Prior 20-F, the Company has incorporated its responses to the Comment Letter, as discussed more fully below, in the Form 20-F.

<September 17, 2014>

Accordingly, we respectfully request that the Form 20-F be reviewed in conjunction with this letter and the Company’s responses included herein.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Form 20-F. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Form 20-F.

D. Risk Factors, page 5

1.	Refer to your statement in the last paragraph on this page and on page 7 that all of your current revenue is derived from sales of your Prolieve control units. Please explain the basis for this statement given your disclosure on page 22 that you “do not intend to sell additional systems at this time.

Response:

In response to the Staff’s comment, the Company has revised the first full paragraph on page 5 of the Form 20-F, and the last paragraph beginning on page 23 of the Form 20-F to reflect the changes requested by the Staff.

We operate with de-centralized management…page 6

2.	Please provide a separate risk factor addressing the risks arising from the lack of a fulltime principal financial officer, including the late filing of financial reports and the consequences of those late filings that you disclose on this page.

Response:

In response to the Staff’s comment, the Company has added the Risk Factor entitled “Our failure to have a full-time Chief Financial Officer may negatively affect our business and operations” on page 6 of the Form 20-F to reflect the changes requested by the Staff.

The slow pace of our APA 1000…page 8

3.	Please revise here and in your Liquidity section to discuss in greater detail your specific funding needs. In this regard, we note your disclosure on page 39 that you do not have sufficient capital to fund your operations through 2014.

Response:

In response to the Staff’s comment, the Company has revised the Risk Factor entitled “The slow pace of our APA 1000 Breast Cancer System’s Phase III clinical trials could result in additional delays and increased costs of completing the trials in the future” on page 8 and the third full paragraph on page 41 of the Form 20-F to reflect the changes requested by the Staff.

<September 17, 2014>

Recent health care reform…page 9

4.	It is unclear from this risk factor what risks your business is exposed to as a result of the legislation you mention. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the Risk Factor entitled “Recent health care reform laws in the U.S. could have a negative impact on our business” beginning on page 9 of the Form 20-F to reflect the changes requested by the Staff.

Shareholders may suffer dilution…page 14

5.	Please revise this factor to clarify the “dilutive effect” that will result from the issuance of additional shares and how dilution will affect the rights and ownership of shareholders.

Response:

In response to the Staff’s comment, the Company has revised the Risk Factor entitled “Shareholders may suffer dilution of the value of their Shares by our issuance of additional Shares in the future” on page 15 of the Form 20-F to reflect the changes requested by the Staff.

Emerging growth Company Status, page 15

6.	We note your disclosure that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Please revise your filing to state your election under Section 107(b) of the Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures

<September 17, 2014>

Response:

In response to the Staff’s comment, the Company has added the Risk Factor entitled “We have elected to use the extended transition period for complying with new or revised accounting standards” on page 14 of the Form 20-F, and revised the second full paragraph on page 17 of the Form 20-F to reflect the changes requested by the Staff.

Our Products. page 18

7.	Please tell us why you believe it is appropriate to refer to a $4 billion market for BPH drug therapy in this section given your disclosure throughout your filing that your product is not a drug therapy and on page 23 that the market for minimally invasive BPH treatment is approximately $150 million. Also, please provide us with support for your disclosure regarding market size throughout this section, clearly marked to tie the material to the figure you cite. For example, we note your reference to estimates by the Decision Resources Group and Medtec Insight, and your statement on page 20 that drug therapies are associated with low success rate, side effects and complications. In addition, provide us copies to the studies supporting your claims about your product in this section.

Response:

The Company intends to market the Prolieve treatment as a viable alternative to drug therapy. Accordingly, the Company believes that a brief discussion of the BPH drug market is relevant insofar as it provides context of the market opportunity for alternative treatments for BPH.

Prolieve was the only microwave-based BPH treatment device that was randomized against and compared to a BPH drug in FDA pivotal studies, and patients that underwent the Prolieve treatment showed measurably greater improvement in symptoms after three months compared to a control group using a BPH drug, Proscar. A copy of the trial summary authored by the principle investigators titled “Prolieve Transurethral Microwave Thermodilatation System Versus Finasteride Results of a Multi-Center, Randomized Trial in Symptomatic Patients with Benign Prostatic Hyperplasia” is attached as Exhibit A to this letter.

The Company believes its Prolieve treatment is more of an alternative to drug therapy than other surgical procedures and other minimally invasive treatments that require IV sedation and post–treatment catheterization. As the study titled “A Head-to-Head Comparison of the Prolieve Thermodilatation® System vs. Urologix Targis® System for Treatment of BPH: Procedural Tolerability and Early Clinical Results” indicated, most patients treated with Prolieve do not require post treatment catheterization.

Regarding the size of the BPH drug therapy market, according to Decision Resources Group, “the BPH drug market will decrease from more than $4.8 billion in 2010 to just under $4 billion in 2020 in the United States, France, Germany, Italy, Spain, the United Kingdom and

<September 17, 2014>

Japan” A summary of this report, including the information quoted above, is available at http://decisionresources.com/News-and-Events/Press-Releases/Benign-Prostatic-Hyperplasia-111711.

Regarding the size of the market for minimally invasive BPH treatment, according to Medtech Insight, “U.S. Minimally Invasive Benign Prostatic Hyperplasia Therapy Systems Market, valued at an estimated $147.5 million in 2010, the U.S. minimally invasive benign prostatic hyperplasia therapy systems market is expected to increase at a compound annual rate of 2.4%, with sales reaching more than $166 million in 2015.” A summary of this report, including the information quoted above, is available at http://www.medtechinsight.com/ReportA458.html.

Drug Therapy, page 20

8.	Please tell us the basis for your assertion that “[a]ll of the currently available BPH drugs” have side effects such as the ones you list in this section.

Response:

In response to the Staff’s comment, the Company has revised the fourth full paragraph on page 21 of the Form 20-F to refer to “many of the currently available BPH drugs,” instead of “all” to reflect the changes requested by the Staff.

The Company has based this assertion on the side effects of drugs commonly prescribed in connection with the treatment of BPH. The following chart provides a list such drugs and corresponding side effects, as disclosed by the applicable manufacturer.

Name of BPH Drug	Manufacturer	Side effects include (as described by Manufacturer)
Flomax (tamsulosin)	boehringer-ingelheim

headache, dizziness, rhinitis, infection, abnormal ejaculation, asthenia, back pain, diarrhea, pharyngitis, chest pain, cough increased, somnolence, nausea, sinusitis, insomnia, libido decreased, tooth disorder, and blurred vision

Source:

http://bidocs.boehringer-
ingelheim.com/BIWebAccess/ViewServlet.ser?docBase=renetnt&folderPath
=/Prescribing+Information/PIs/Flomax+Caps/Flomax.pdf

Uroxatral (alfuzosin)	Sanofi	dizziness, upper respiratory tract infection, headache, fatigue Source: http://products.sanofi.us/uroxatral/uroxatral.html

Cialis (tadalafil)	Lilly	headache, indigestion, back pain, muscle aches, flushing, and stuffy or runny nose

<September 17, 2014>

Source: http://www.cialis.com/side- effects.aspx?WT.srch=1&srcid=clssem_ggl_br_br- gen_43700001549784500_e

Avodart	GlaxoSmithKline	impotence, decreased libido, ejaculation disorders, and breast disorders Source: https://www.gsksource.com/gskprm/htdocs/documents/AVODART-PI-PIL.PDF

Proscar (finasteride)	Merck	impotence, decreased libido, decreased volume of ejaculate, breast enlargement, breast tenderness and rash Source: http://www.merck.com/product/usa/pi_circulars/p/proscar/proscar_pi.pdf

Jalyn (dustasteride & tamsulosin)	GlaxoSmithKline	ejaculation problems, impotence, a decrease in sex drive, dizziness, and runny nose Source: http://www.jalyn.com/

Hytrin (terazosin)	Abbott Lab.

Asthenia, flue syndrome, headache, hypotension, palpitations, Postural Hypotension, nausea, dizziness, blurred vision, impotence and urinary tract infection

Source:

http://www.accessdata.fda.gov/drugsatfda_docs/label/2009/019057s022lbl.pdf

Cardura (doxazosin)	Pfizer

Fatigue, headache, back pain, chest pain, hypotension, palpitations, nausea, abnormal vision, impotence, urinary tract infection and insomnia.

Source:

http://labeling.pfizer.com/ShowLabeling.aspx?id=538

Rapaflo (silodosin)	Actavis Pharma, Inc	Retrograde ejaculation, dizziness, diarrhea, lightheadedness, headache, throat or nasal swelling, and stuffy nose Source: http://www.rapaflo.com/side-effects.aspx

<September 17, 2014>

Surgical Intervention. page 20

9.	Please clarify what you mean by “substantial percentage” as used in the last sentence of the first paragraph in this section.

Response:

In response to the Staff’s comment, the Company has revised the last full paragraph on page 21 of the Form 20-F to reflect the changes requested by the Staff. The Company bases the assertions made in the revised paragraph on information presented on the websites of National Health Services of the United Kingdom and the U.S. National Institute of Health, copies of which are attached hereto as Exhibit B and Exhibit C, respectively.

Our Approach, page 20

10.	With a view towards clarified disclosure, please tell us the basis for your assertion that most patients treated with Prolieve experience immediate symptom relief.

Response:

In response to the Staff’s comment, the Company has revised the third full paragraph on page 22 of the Form 20-F to clarify the disclosure, as requested by the Staff. The basis for this disclosure is a head-to-head study of Prolieve and Urologix’s Targis system, (the main competitor TUMT device) that was conducted by Boston Scientific. That study was published and its results were accepted at the May 19- May 24 2007 AUA Meeting, and a copy of it has been attached to this letter as Exhibit D. As shown by the highlighted/marked portions of the attached study, the study showed that 94% of patients that underwent the Prolieve treatment did not require a post-treatment catheter and the 100% of such patients were catheter-free after three days, and that there was a significant reduction of symptoms after three days. The Company believes that such findings justify the statement that most patients treated with Prolieve experience immediate relief.

11.	Please add a risk factor to address the fact that you only have one source of catheters, as disclosed at the bottom of page 22.

Response:

In response to the Staff’s comment, the Company has added the Risk Factor entitled “We do not manufacture the Prolieve system, ourselves, and rely on a third-party supplier to supply us with the proprietary disposable catheters used with our Prolieve system” on page 8 of the Form 20-F to reflect the changes requested by the Staff.

<September 17, 2014>

APA 1000, page 23

12.	We note your statement on page 24 that your management team has been working with researchers at the Massachusetts Institute of Technology. With a view toward clarified disclosure, please describe to us the collaboration in more detail, including the extent to which, if any, the researchers have been assisting you with your clinical trials.

Response:

In response to the Staff’s comment, the Company has revised the first full paragraph under the “Adaptive Phased Array Technology Illustration” subsection on page 25 of the Form 20-F to reflect the changes requested by the Staff.

Our Intellectual Property, page 26

13.	Please revise this section to disclose when your MIT and APA 1000 patents begin to expire.

Response:

In response to the Staff’s comment, the Company has revised the last full paragraph on page 27 of the Form 20-F to reflect the changes requested by the Staff.

Liquidity and Capital Resources. page 38

14.	We note the significance of yow accounts receivable in relation to your sales for the nine months ended December 31, 2013. We further note from your disclosures on page F-7 that you have not recorded a significant allowance at December 31, 2013. Please expand your disclosures in this section of the filing to indicate the reasons for the significant increase in your accounts receivable balance at December 31, 2013. Also, provide us with and disclose the following information in your filing:

•	your typical receivable terms and collection periods,

•	how and when you deem an account to be uncollectible,

•	how you account for “delinquent” receivables, and

•	whether you establish specific or general reserves, or both, and how the reserves are calculated.

<September 17, 2014>

Response:

Note (1) to the March 31, 2014 consolidated financial statements states:

The Company extends credit to customers on an unsecured basis and payment terms are typical 30 days from delivery or service. The Company’s receivables have increased significantly since its acquisition of Prolieve in July 2012 as a result of increasing sales of Prolieve products and services. Management assesses the collectability of its receivables based on a periodic customer-by-customer analysis, considering historical collection experience as well as customer-specific conditions; when a specific customer account is determined to be uncollectible the Company provides an allowance equal to the estimated uncollectible amounts. Receivables are written off when it is determined that amounts are uncollectible. The Company maintained an allowance for doubtful accounts of approximately $34,000 at March 31, 2014 (none at March 31, 2013).

The Company’s collection terms are generally 30-90 days from invoicing, depending on the specific customer and terms. The Company’s receivables have increased significantly since the acquisition of Prolieve and the continuing sales growth associated with the sales of Prolieve products and services and as such its collection patterns are dynamic. Due to the relatively small number of customer at this point in time, the Company evaluates collectability of its receivables on a customer by customer basis. As of March 31, 2014, approximately $605,000 of its accounts receivable were greater than 30 days past due ($509,000 of which were from five customers). Based on the Company’s assessment as of March 31, 2014 of each of these accounts, and its current assessment of the collectability of each of these accounts, the Company established an allowance for doubtful accounts of $34,000.

In response to the Staff’s comment, the Company has added a sixth paragraph to the Liquidity and Capital Resources discussion to reflect the changes requested by the Staff.

E. Share Ownership, page 56

15.	Please add a risk factor addressing the fact that one of your directors owns 23.78% of your outstanding shares and may exercise significant control over you.

Response:

In response to the Staff’s comment, the Company has added the Risk Factor entitled “One of our directors owns a significant percentage of our Shares and could exert significant influence over matters requiring shareholder approval” on page 7 of the Form 20-F to reflect the changes requested by the Staff.

B. Memorandum and articles of association, page 60

16.	Please revise your disclosure to ensure that you provide all information required under this item. We note, for example, that the following should be discussed:

•	The manner that management may make calls on shareholders;

•	A comparison of U.S. and Canadian law, as applicable;

•	The extent that shareholders may submit matters to be voted on at meetings; and

•	Whether shareholders may vote, electronically, by proxy, or only in person.

<September 17, 2014>

Also, please replace the following vague terms and references with substantive disclosure:

•	Your references at the top of page 61 to the “Business Corporations Act” and “certain fundamental changes”; and

•	Your qualification under “Articles and By-Laws” that references your exhibits.

Response:

In response to the Staff’s comment, the Company has revised Item 10 B., beginning on page 60 of the Form 20-F, to reflect the changes requested by the Staff.

Material Contracts. page 62

17.	Please tell us the status of the offerings identified on pages 62-64 and whether you are registering these offerings. Please clarify.

Response:

In response to the Staff’s comment, the Company has revised both paragraphs under the subsection “Agreements with Maxim Group LLC” on page 62 of the Form 20-F to reflect the changes requested by the Staff.

Change in Registrant’s Certifying Accountant, page 74

18.	Please revise the filing to specifically disclose the information required by Item 304 (a)(l)(i) - (iii) of Regulation S-K. Consider the impact of the requested revisions on Exhibit 15.2.

Response:

In response to the Staff’s comment, the Company has revised Item 16 F on page 74 of the Form 20-F, to reflect the changes requested by the Staff.

Unaudited Condensed Consolidated Statements Cash Flows, page F-4

19.	We note that you have presented a single line item for your net cash used in operating activities. Please explain to us how your current presentation complies with Item 8 of Form 20-F.

<September 17, 2014>

Response:

Pursuant to Item 8 and the requirements regarding the age of the financial statements included in this Form 20-F, interim financial statements are not required in this Form 20-F.

Consolidated Statements Cash Flows, page F-19

20.	We note from your disclosures on page F-18 that you had several noncash investing and financing activities, such as converting debt to equity. Please revise your filing to provide the disclosures required by FASB ASC 230-10-50-3 through 6 for all noncash investing and financing activities.

Response:

ASC 230-10-50-3 through 50-6 state (emphasis added):

Noncash Investing and Financing Activities

50-3 Information about all investing and financing activities of an entity during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be disclosed. Those disclosures may be either narrative or summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items.

50-4 Examples of noncash investing and financing transactions are converting debt to equity; acquiring assets by assuming directly related liabilities, such as purchasing a building by incurring a mortgage to the seller; obtaining an asset by entering into a capital lease; obtaining a building or investment asset by receiving a gift; and exchanging noncash assets or liabilities for other noncash assets or liabilities.

50-5 Some transactions are part cash and part noncash; only the cash portion shall be reported in the statement of cash flows.

50-6 If there are only a few such noncash transactions, it may be convenient to include them on the same page as the statement of cash flows. Otherwise, the transactions may be reported elsewhere in the financial statements, clearly referenced to the statement of cash flows.

<September 17, 2014>

The Company has disclosed its significant noncash investing and financing activities in narrative form. Such disclosures are included in the following footnotes to the consolidated financial statements:

		Shares	Par	Common Stock to be Issued	APIC	Note Reference
	2012
Shares to be issued for professional fees		(100,000)	$(50,495)	$50,495		Note 6 - “Other Issuances”
Shares issued as part of debt extinguishment		2,787,070	$556,741	$(556,741)		Note 6 - “Other Issuances”
Shares to be issued for settlement of accounts payable				$89,174		Note 6 - “Other Issuances”

	2013
Shares issued as part of debt extinguishment		4,755,545	$837,229	$(719,387)		Note 6 - “Other Issuances”
Extension of warrants			$(26,162)		$26,162	Note 6 - “Warrant Modifications”
Cancellation of shares to be issued				$(49,844)
Shares to be issued in satisfaction of debt		1,090,000	$271,655			Note 6 - “Other Issuances”
Shares issued as part of debt extinguishment		1,409,091	$166,153			Note 6 - “Other Issuances”
Cancellation of shares		(33,333)
	2014
Issuance of warrants and beneficial conversion feature					$1,782,167	Note 5 - “2013 Convertible Debentures”
Extension of warrants			$(152,237)		$172,237	Note 6 - “Warrant Modifications”

Accordingly, the Company believes that its current disclosures adequately meet the requirements of ASC 230.

Note 2- Business Acquisition, page F-25

21.	We see that on July 24, 2012 you acquired all of the assets and assumed certain liabilities relating to the Prolieve Thermodilatation System from Boston Scientific for approximately $3.7 million. Given this acquisition was very significant, please explain to us why you have not provided historical financial statements and pro forma financial information relating to the acquired Prolieve business in your filing. Refer to Item 18 of Form 20-F.

Response:

In response to the Staff’s comments, the Company submitted the Waiver Request requesting relief from including certain historical audited financial statements and pro forma financial information relating to the Prolieve acquisition, which was granted by the Office of Chief Account, Division of Corporation Finance on August 21, 2014. As a result of the Waiver Request being granted, the Company did not include historical audited financial statements and pro forma financial information in the Form 20-F.

22.	Additionally we note from your disclosure that you assumed certain liabilities in this transaction. Please explain to us the nature of these liabilities and how you accounted for these liabilities in your financial statements.

<September 17, 2014>

Response:

As disclosed in Note (2) to the consolidated financial statements, the Company purchased from Boston Scientific Corporation all of the assets, and assumed certain liabilities, relating to the Prolieve Thermodilatation System. As disclosed in Note (2) to the consolidated financial statements (emphasis added):

the fair value of acquired tangible assets (other than consoles and inventory), acquired intangible assets (other than intellectual property and customer relationships) and assumed liabilities was not material.

Pursuant to the Asset Purchase Agreement between the Company and Boston Scientific, the Company assumed certain liabilities, including those set forth in the Disclosure Schedules to the Asset Purchase Agreement and those “incurred in the ordinary course of business prior to Closing.” There were no liabilities set forth on the Seller Disclosure Schedule. Additionally, no other liabilities “incurred in the ordinary course of business prior to Closing” were identified by the seller or as a result of our due diligence efforts. As a result, while the Company technically acquired certain liabilities, the fair value of those liabilities was determined to be de minimis. Accordingly, the Company believes that its current disclosures are appropriate.

23.	We note your disclosure cross-referencing Note 5 in regards to the contingent consideration payable as a result of the Prolieve acquisition but we do not see additional disclosures regarding this “note” in Note 5. Tell us and revise the filing to disclose how you are accounting for the contingent consideration as well as the specific authoritative accounting literature you considered when determining how you are required to account for it. Please also revise the filing to include the material terms of this $2.5 million note, including if you have any obligation to Boston Scientific if future sales are not sufficient to cover the face value of the note.

Response:

The reference to “Note 5” that was contained in Note (2) to the March 31, 2013 consolidated financial statements was erroneous and has been removed. The Company has revised Note (2) on page F-12 now reads:

As discussed in Note (2) to the consolidated financial statements:

The maximum amount payable pursuant to the terms of the contingent consideration is $2.5 million; its fair value was determined by calculating its present value based on its payment terms using an interest rate of 24% (our estimated unsecured borrowing rate). The contingent consideration will be paid quarterly at a rate of 10% of sales of Prolieve products.

In addition, in the Company’s fair value disclosures contained in Note (1) to the consolidated financial statements, the Company states:

In connection with the acquisition of Prolieve, the Company may owe additional purchase consideration of up to $2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on a recurring basis, and the fair value is determined using unobservable inputs such as the discount rate. The change in the fair value of the contingent consideration (approximately $704,000 in 2014) is reflected as “loss from change in fair value of contingent consideration” in the accompanying consolidated statements of operations.

<September 17, 2014>

The Company accounts for the contingent consideration following the guidance contained in ASC 805-10-35-1 and ASC 805-30-35-1 which state:

10-35-1 In general, an acquirer shall subsequently measure and account for assets acquired, liabilities assumed or incurred, and equity instruments issued in a business combination in accordance with other applicable generally accepted accounting principles (GAAP) for those items, depending on their nature. However, this Topic provides guidance on subsequently measuring and accounting for any of the following assets acquired, liabilities assumed or incurred, and equity instruments issued in a business combination:

a. Reacquired rights (see paragraph 805-20-35-2)

b. Assets and liabilities arising from contingencies recognized as of the acquisition date (see paragraph 805-20-35-3)

c. Indemnification assets (see paragraph 805-20-35-4)

d. Contingent consideration (see paragraph 805-30-35-1)

e. Contingent consideration arrangements of an acquiree assumed by the acquirer (see paragraph 805-30-35-1A).

30-35-1 Some changes in the fair value of contingent consideration that the acquirer recognizes after the acquisition date may be the result of additional information about facts and circumstances that existed at the acquisition date that the acquirer obtained after that date. Such changes are measurement period adjustments in accordance with paragraphs 805-10-25-13 through 25-18 and Section 805-10-30. However, changes resulting from events after the acquisition date, such as meeting an earnings target, reaching a specified share price, or reaching a milestone on a research and development project, are not measurement period adjustments. The acquirer shall account for changes in the fair value of contingent consideration that are not measurement period adjustments as follows:

a. Contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

b. Contingent consideration classified as an asset or a liability shall be remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value shall be recognized in earnings unless the arrangement is a hedging instrument for which Topic 815 requires the changes to be initially recognized in other comprehensive income.

The contingent consideration is a contingent contractual obligation that arose in the asset purchase agreement to pay additional consideration based on post-acquisition sales of Prolieve. Pursuant to the Asset Purchase Agreement, the Company is obligated to pay up to $2,500,000 of sales payments pursuant to the terms of the Asset Purchase Agreement.

The contingent payment is calculated as 10% of post-acquisition sales up to a maximum of $2,500,000; no minimum amount of such contingent payment is specified in the agreement. The Company has determined that its contingent consideration is classified as a liability and, accordingly, its fair value is remeasured at each balance sheet date, with the change in such fair value recognized in earnings in each period. The Company calculates the fair value of the contingent consideration as the present value of anticipated payments based on current sales projections. The Company currently anticipates paying the maximum amount of contingent consideration over a several year period of sales.

<September 17, 2014>

The Company believes its current disclosures adequately disclose the attributes and characteristics of the contingent consideration pursuant to ASC 805 requirements.

Stock Options, page F-29

24.	We note your disclosure of your Black-Sholes option model assumptions for the options you granted on March 17, 2011. We do not see where you have disclosed your assumptions for subsequent issuances. For each year for which an income statement is presented, please disclose the following:

•	A description of the method used during the year to estimate the fair value of awards under share based payment arrangements, and

•	A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including:

•	Expected term of share options, including a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and postvesting employment termination behavior into the fair value of the instrument;

•	Expected volatility of the entity’s shares and the method used to estimate it; and

•	Risk· free rate.

Response:

The Company believes it has appropriately disclosed the method used to estimate the fair value of share-based compensation awards in Note (1) to its consolidated financial statements:

Stock-Based Compensation

Compensation costs for all stock-based awards is measured at fair value on the date of the grant using an option pricing model and is recognized over the service period for awards expected to vest. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Further, in response to the Staff’s comment, the Company has revised the disclosure contained in Note (6) to the March 31, 2014 consolidated financial statements under the subsections entitled “Stock Options” found on pages F-16 and F-17 to reflect the changes requested by the Staff.

<September 17, 2014>

As requested by the Staff in the Comment Letter, the Company has authorized us to confirm the following on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at (585) 231-1342.

Very truly yours,

Harter Secrest & Emery LLP

/s/ John D. Callan Jr.
John D. Callan
DIRECT DIAL: 585.231.1342
EMAIL: JCALLAN@HSELAW.COM

Cc:	Dr. Augustine Cheung
Medifocus, Inc.

Exhibit A

See Attached.

Medifocus, Inc. 8320 Guilford Road, Suite A Columbia, MD 21046 www.medifocusinc.com © 2012 Medifocus, Inc. or its affiliates. All rights reserved. RVU2280 5M 9/12

Program#/Poster#:	1556

Presentation Title:	MICROFOCUS BPH800 URETHROPLASTY SYSTEM VERSUS FINASTERIDE: RESULTS OF A MULTI-CENTER, RANDOMIZED TRIAL IN SYMPTOMATIC PATIENTS WITH BENIGN PROSTATIC HYPERPLASIA

Presentation Time:	5/11/2004 – 1:00 pm

Author Block:	David Bock, David Price, Raymond Fay, Gene Stulberger, Neal Shore, Arnold Melman, Michael Naslund, Pat Hezmall, Barry Zisholtz, Juan Castillo, Martin Dineen, C. Ritchie Spence, John Freeman, Angelo Kanellos, Stanley Brosman. Kansas City Urology Care, PA, Kansas City, MO, Regional Urology, Shreveport, LA, Private Practice, San Francisco, CA, Physicians in Urology - NJ, Livingston, NJ, Grand Strand Urology, Myrtle Beach, SC, Montefiore Medical Center, Bronx, NY, University of Maryland, Baltimore, MD, Urology Associates of North Texas, Arlington, TX, Georgia Urology Research, Atlanta, GA, Michigan Institute of Urology, St. Clair Shores, MI, Atlantic Urological Research, Orange City, FL, Urology San Antonio Research, San Antonio, TX, Nevada Urology Associates, Reno, NV, Pacific Urology Institute, Santa Monica, CA

Introduction and Objective:

Microfocus BPH800 Urethroplasty System (BPH800) is a transurethral microwave therapy device for treating BPH that utilizes a microwave antenna to heat the prostate, with simultaneous prostatic urethral catheter balloon-administered compression. The objective of this study was to evaluate the safety and effectiveness of the BPH800 System compared to Finasteride in patients with symptomatic BPH. Methods: A multi-center, randomized, open-label trial was conducted at 14 sites. Of 160 treated study patients, 120 underwent treatment with the BPH800 System; 41 patients were treated with 5mg daily Finasteride. Adult males > 50 years with symptomatic BPH, including an AUA symptom score > 13 were included in the study. The primary effectiveness endpoint was change in AUA score from baseline to six months follow-up. Finasteride patients were allowed to crossover to BPH800 treatment after the 6-month follow up visit. Results: The BPH800 System was well tolerated by patients as 94% (113/120) of patients reported either no or mild discomfort during the procedure. No systemic side effects were observed. Only 18% (21/120) of BPH800 patients required catheterization for urinary retention following treatment. At the 6 month follow-up, mean percent improvement in AUA total score from baseline in BPH800 System patients was 44% (mean improvement 9.7 for 105 patients) compared to 26% (mean improvement of 5.2 for 35 patient) for Finasteride patients (p=0.014). The improvements in AUA total score at all follow-up visits compared to baseline were statistically significant for the patients treated with the BPH800 System. Conclusions: Compared to Finasteride, treatment with the BPH800 System was more effective at the 6-month follow-up assessment as measured by the improvements in the primary effectiveness endpoint of AUA total score. The treatment was safe and associated with a low incidence of treatment discomfort and post-treatment catheterizations.

DAVID BOCK, DAVID PRICE, RAYMOND FAY, GENE STULBERGER, NEAL SHORE, ARNOLD MELMAN, MICHAEL NASLUND, PAT HEZMALL, BARRY ZISHOLTZ, JUAN FRONTERA, MARTIN DINEEN, RITCHIE SPENCE, JOHN FREEMAN, ANGELO KANELLOS, STANLEY BROSMAN

Background

Minimally invasive procedures are providing an increasingly well-accepted therapeutic alternative for patients with symptomatic benign prostatic hyperplasia (BPH). Such procedures avoid the potential morbidity associated with transurethral resection of the prostate and can obviate chronic dependency upon medication such as á-blockers or the 5á-reductase inhibitor finasteride. One minimally invasive technology, microwave thermotherapy, allows definitive treatment to be delivered in a single office procedure. Nevertheless, routine temporary catheterization is required after the procedure, and maximal improvements are not achieved until after the initial weeks of recovery. Transurethral microwave thermodilatation (TUMD), which combines standard microwave thermotherapy with balloon dilation, is intended to overcome these limitations. In this randomized trial the effectiveness and safety of TUMD were compared with those of finasteride over a 6 mo period. Additionally, the durability of TUMD effects was assessed during follow-up for at least a total of 12 mo.

Methods

Symptomatic BPH patients > 50 y of age with lower urinary tract symptoms indicated by an American Urological Association (AUA) score ≥ 13 were randomized to undergo TUMD or receive 5 mg finasteride daily in a trial conducted at 14 US centers (Figure 1). TUMD was administered to 120 patients using the Prolieve® system (Medifocus Inc., Columbia, Maryland), formerly designated the Microfocus™ BPH 800 Microwave Urethroplasty™ system (Celsion Corp., Columbia, Maryland). There were 41 finasteride recipients. For TUMD, patients were anesthetized with intraurethral lidocaine only. Analgesics, either oral or parenteral, anxiolytics and anticholinergic medications were not allowed by the protocol. Microwave energy (915 MHz ± 5 MHz; 50 Watts maximum) was applied for up to 45 min to achieve target intraprostatic temperature of 45°C up to a maximum 55°C with regulation of rectal temperature in the 41-42°C range. A 46 Fr prostatic urethral catheter balloon was inflated during the procedure to dilate the prostatic urethra while compressing the prostate gland (e.g., Figure 2). Follow-up evaluations were performed at 2 wk and 1, 3 and 6 mo. The TUMD group was further evaluated at 12 mo.

The primary effectiveness endpoint was a change in AUA score. Additional outcome measures included peak urinary flow rate (Qmax). Data were analyzed both for evaluable patients per protocol as well as by intent to treat. Median percent changes in AUA score and Qmaxfrom baseline and corresponding 95% confidence intervals (CI) were determined by exact Hodges-Lehmann estimation. Absence of zero from the CI indicates a statistically significant change from the baseline. Graphic displays of temporal AUA score changes included smooth least-squares best-fit exponential function curves as well as point estimates.

Kansas City, MO (DB); Shreveport, LA (DP); San Francisco, CA (RF); Livingston, NJ (GS); Myrtle Beach, SC (NS); Bronx, NY (AM); Baltimore, MD (MN); Arlington, TX (PH); Atlanta, GA (BZ); St. Clair Shores, MI (JF); Daytona Beach, FL (MD); San Antonio, TX (RS); Reno, NV (JF); Reno, NV (AK); Santa Monica, CA (SB)

Results

TUMD was well-tolerated with little or no intraprocedural discomfort in most patients (Figure 3(a)). Fewer than 20% of the TUMD group patients required temporary catheterization after the procedure (Figure3(b)).

Significant symptomatic relief was demonstrable as early as 2 wk after TUMD with an AUA score improvement of 27.9% (CI, 18.8-36.7%) among evaluable patients (Figure 4). A significant amelioration of symptoms was also observed after 2 wk of finasteride treatment; however, its magnitude (13.6%, CI, 2.2-23.9%) was less than half that of the TUMD group. By 6 mo AUA score had improved 46.8% (CI, 39.9-54.0%) in evaluable TUMD patients compared with 19.1% (CI, 7.0-32.0%) of evaluable finasteride recipients. Significant improvements in both groups with substantially more pronounced effects in the TUMD group were also evident by intent to treat analysis.

At 6 mo 63.8% of patients in the TUMD group were treatment responders, defined as those with an AUA score improvement of ≥ 30%. This response rate was significantly higher (odds ratio, 4.62; CI, 1.68-13.5) than that of the finasteride group (27.6%).

Median relative AUA score improvement was 49.3% among evaluable TUMD patients by 12 mo (Figure 5(a)). The magnitude of improvement was closely similar among patients with baseline prostate sizes of ≤ 50 g and > 50 g (Figure 5(a)). The median absolute AUA score improvement at 12 mo was 10.5 (CI, 9.0-12.0). At 12 mo 71.6% of evaluable patients were responders to TUMD (Figure 5 (b)). There was no detectable change in prostate size at 12 mo compared with baseline (p=0.81 by exact Wilcoxon test). A significant Qmax increase of 24.4% (CI, 11.0-41.4%) was evident at 12 mo. The absolute increase was 1.80mL/sec (CI, 0.80-3.10mL/sec).

Conclusions

TUMD was well-tolerated with minimal morbidity. More than 80% of patients required no temporary post-TUMD catheterization, and hence relatively few patients were exposed to the infection risk of catheterization or the attendant delay in resumption of normal activities.

TUMD provided rapid symptomatic relief as early as 2 wk following the procedure. The proportion of TUMD patients attainting an AUA score improvement ≥ 30% was significantly higher than that of the finasteride group. The results of TUMD proved to be durable at least up to 12 mo. The salutary effect of TUMD on symptoms was independent of prostate size.

This trial provides evidence that TUMD rapidly alleviates BPH symptoms with a significantly greater quantitative effect than that of finasteride. The benefits of TUMD, including increased peak urinary flow rate as well as symptom relief, abide at least 12 mo, indicating the durability of this minimally invasive therapy that is well suited as an office procedure.

*	Supported by a grant from Boston Scientific Corporation

Prolieve is a trademark of Medifocus, Inc..

Exhibit B

See Attached.

TURP - Risks - NHS Choices	http://www.nhs.uk/Conditions/resectionoftheprostate/Pages/Risks.aspx

Transurethral resection of the prostate - Risks

Risks of surgery

Transurethral resection of the prostate (TURP) is generally a safe procedure. However, as with all surgery, TURP is associated with potential risks.

The most common risks are described below.

Retrograde ejaculation

Retrograde ejaculation is the most common long-term complication of a TURP and can occur in as many as 9 out of 10 cases.

Retrograde ejaculation means semen you ejaculate during sexual intercourse or masturbation does not come out of your penis, but flows into your bladder instead.

It is caused by damage to the nerves or muscles surrounding the neck of the bladder, which is the point where the urethra connects to the bladder.

You will still experience the physical pleasure associated with ejaculation (the climax) in the normal way. However, retrograde ejaculation can affect your fertility, so speak to your surgeon to discuss alternative procedures if this is a concern.

It may be possible to have a transurethral incision of the prostate (TUIP) instead, which carries a lower risk of causing retrograde ejaculation.

It is also sometimes possible to lower this risk when performing a TURP by leaving prostate tissue located near the urethra intact.

Urinary incontinence

Urinary incontinence affects around 10% of men after a TURP. It usually gets better over time, but can be a long-term problem.

It usually takes the form of urge incontinence - when you have a sudden urge to pass urine and lose control of your bladder if you do not find a toilet quickly enough. Taking medication to help relax the muscles of the bladder may reduce the urge to urinate.

Around 2% of men will develop long-term stress incontinence, where small amounts of urine leak out during physical activities, such as coughing, sneezing, laughing and heavy lifting.

Read more detailed information about the treatment of urinary incontinence.

Urethra strictures

Narrowing of the urethra (urethra strictures) is estimated to develop in up to 4% of cases. It is thought some of the electric current used during the procedure may move back into the urethra, causing scarring and narrowing of the urethra.

Symptoms of a urethra stricture include:

•	straining to pass urine

•	spraying of urine or a ‘split-stream’ of urine

•	dribbling drops of urine once you have finished going to toilet

•	mild pain when passing urine

If the narrowing of the urethra is mild, it can usually be treated by inserting a rod to widen the urethra.

More extensive narrowing may require surgery to correct.

Less common risks

The less common risks of a transurethral resection of the prostate are described below.

•	Bleeding - In around 3-5% of cases there may be persistent bleeding after the operation and further treatment may be needed. A blood transfusion may be necessary in some cases, if there is significant bleeding.

•	Urinary tract infection (UTI) - In around 5-10% of cases, a UTI could develop after surgery. UTIs can usually be successfully treated with antibiotics. Read more about the treatment of UTIs.

•	Urinary retention - In around 2% of cases, the muscles that control the bladder may be temporarily damaged. This can lead to problems fully emptying the bladder. It is normally recommended to wait four to six weeks to see if the bladder muscles regain their normal functions.

•	Erectile dysfunction (impotence) - Around 5-10% of men may find it difficult getting and maintaining an erection after the procedure. However, this is usually temporary while your body recovers from surgery. Your surgeon may be able to provide more information on your individual risk (although this can only ever be an informed ‘guess’ rather than a completely accurate prediction).

TURP syndrome

A rare but potentially serious risk associated with a transurethral resection of the prostate is known as TURP syndrome.

During the procedure, it is necessary to pump a fluid called glycine through the urethra to clear away blood and debris. In cases of TURP syndrome, the glycine becomes absorbed into the bloodstream, leading to a potentially dangerous build-up of fluid in the blood.

Initial symptoms of TURP syndrome include:

•	feeling or being sick

•	disorientation

•	dizziness

•	headache

•	swelling of your abdomen

•	slow heartbeat (bradycardia)

TURP - Risks - NHS Choices	http://www.nhs.uk/Conditions/resectionoftheprostate/Pages/Risks.aspx

Left untreated, additional and more serious symptoms can develop such as:

•	twitching

•	seizures (fits)

•	shortness of breath

•	blue skin (cyanosis)

•	heart pain

•	coma

If you start to experience the symptoms of TURP syndrome during your procedure, the surgeon will stop the surgery, remove the resectoscope and inject you with a diuretic, which is a type of medication used to remove fluid from the body.

Nowadays, the risk of TURP syndrome is estimated to be less than one in 100. It is likely to become even lower if a new method, known as bipolar TURP, is used, which does not involve pumping water into the urethra.

Death

A TURP carries a very small risk of causing death. The risk of dying during the procedure is now estimated to be less than one in 1,000.

The risk usually arises from complications involving the heart, or a serious post-operative infection.

Page last reviewed: 09/08/2013

Next review due: 09/08/2015

TURP - Recovery - NHS Choices	http://www.nhs.uk/Conditions/resectionoftheprostate/Pages/Recover...

Transurethral resection of the prostate - Recovery

Recovering from surgery

Following a transurethral resection of the prostate (TURP), you should not feel any severe pain.

However, there may be some discomfort from the catheter and your urethra (the tube through which urine passes) will be swollen and sore.

Urination

You will be unable to urinate normally at first, due to the swollen urethra. A thin tube called a catheter will be inserted into your urethra and up into your bladder so urine can drain away.

Immediately after the operation, water may be pumped through the catheter to clean your bladder and get rid of any blood clots and other debris. This is not usually painful, but may make your bladder feel uncomfortably full.

After your urethra has healed and you are able to pass urine normally, the catheter will be removed and you can go home. This normally happens about 24-48 hours after surgery.

It’s not uncommon to still experience problems passing urine and a catheter may need to be reinserted temporarily. A future date for its removal may then be arranged for you and you can go home with the catheter until then.

Rest

After having a TURP, most men are up and about around a week after surgery. However, you will be advised to take things easy for about a month to six weeks afterwards.

For the first four weeks, you should not lift or move any heavy objects (including shopping) or do any housework or digging. If possible, ask friends or family members if they can help around the house.

Once you feel able, some gentle exercise such as walking will help keep your blood circulating, and lower your risk of getting a blood clot in your legs.

Any symptoms of pain can usually be treated by taking over-the-counter painkillers, such as paracetamol or ibuprofen.

Blood in urine

After having a TURP, you may occasionally notice some blood in your urine. Around a week or two after the operation the amount of blood may increase as the scab on your prostate falls off. If the increased blood in your urine continues for longer than 48 hours, you should contact the hospital.

Drinking plenty of fluids, such as water, fruit juice and tea, will help flush any blood or small blood clots out of your bladder.

If you have constant bleeding or difficulty passing urine, you should contact your surgeon. It is normal to frequently feel the need to urinate for the first few weeks after the operation. This is because your urethra and bladder will have been irritated during the operation.

Sometimes, the irritation might feel like a stinging sensation when you urinate. Despite the stinging and a need to urinate more frequently, you should still drink plenty of fluid because it will also help prevent an infection from developing.

Returning to work

It may take between four and eight weeks to fully recover from a TURP. Your GP or surgeon will advise about when it is safe to return to work. This will depend on your occupation - for example, if you work in an office, you may be able to return to work sooner than someone who does heavy manual work.

Driving

You will be advised not to drive for six weeks after having a TURP. You will usually be able to drive again when you can comfortably carry out an emergency stop. Your GP will be able to advise you about this.

Having sex

It will probably be several weeks after your operation before you feel comfortable enough to have sex.

Most men need to wait for six to eight weeks before having sex, after which time any bruising and tenderness should have healed.

Check-up

Before you leave hospital after having a TURP, you should be given an appointment for a check-up at the outpatient clinic. This appointment will normally be about six weeks after the operation.

Exhibit C

See Attached.

Prostate Enlargement:

Benign Prostatic Hyperplasia

National Kidney and Urologic Diseases Information Clearinghouse
National Institute of Diabetes and Digestive and Kidney Diseases NATIONAL INSTITUTES OF HEALTH U.S. Department of Health and Human Services

The Prostate Gland

The prostate is a walnut-sized gland that forms part of the male reproductive system. The gland is made of two lobes, or regions, enclosed by an outer layer of tissue. As the diagrams show, the prostate is located in front of the rectum and just below the bladder, where urine is stored. The prostate also surrounds the urethra, the canal through which urine passes out of the body.

Scientists do not know all the prostate’s functions. One of its main roles, though, is to squeeze fluid into the urethra as sperm move through during sexual climax. This fluid, which helps make up semen, energizes the sperm and makes the vaginal canal less acidic.

Benign Prostatic Hyperplasia: A Common Part of Aging

It is common for the prostate gland to become enlarged as a man ages. Doctors call this condition benign prostatic hyper-plasia (BPH), or benign prostatic hypertrophy.

As a man matures, the prostate goes through two main periods of growth. The first occurs early in puberty, when the prostate doubles in size. At around age 25, the gland begins to grow again. This second growth phase often results, years later, in BPH.

Though the prostate continues to grow during most of
a man’s life, the enlargement doesn’t usually cause
problems until late in life. BPH rarely causes
symptoms before age 40, but more than half of men in
their sixties and as many as 90 percent in their
seventies and eighties have some symptoms of BPH.

As the prostate enlarges, the layer of tissue
surrounding it stops it from expanding, causing the
gland to press against the urethra like a clamp on a
garden hose. The bladder wall becomes thicker and
irritable. The bladder begins to contract even when it
contains small amounts of urine, causing more
frequent urination. Eventually, the bladder weakens
and loses the ability to empty itself, so some of the
urine remains in the bladder. The narrowing of the
urethra and partial emptying of the bladder cause
many of the problems associated with BPH.

Many people feel uncomfortable talking about the
prostate, since the gland plays a role in both sex and
urination. Still, prostate enlargement is as common a
part of aging as gray hair. As life expectancy rises, so
does the occurrence of BPH. In the United States in
2000, there were 4.5 million visits to physicians for
BPH.

Why BPH Occurs

The cause of BPH is not well understood. No definite
information on risk factors exists. For centuries, it has
been known that BPH occurs mainly in older men and
that it doesn’t develop in men whose testes were
removed before puberty. For this reason, some
researchers believe that factors related to aging and
the testes may spur the development of BPH.

Throughout their lives, men produce both testosterone,
an important male hormone, and small amounts of
estrogen, a female hormone. As men age, the amount
of

active testosterone in the blood decreases, leaving a
higher proportion of estrogen. Studies done on
animals have suggested that BPH may occur because
the higher amount of estrogen within the gland
increases the activity of substances that promote cell
growth.

Another theory focuses on dihydrotestosterone (DHT),
a substance derived from testosterone in the prostate,
which may help control its growth. Most animals lose
their ability to produce DHT as they age. However,
some research has indicated that even with a drop in
the blood’s testosterone level, older men continue to
produce and accumulate high levels of DHT in the
prostate. This accumulation of DHT may encourage
the growth of cells. Scientists have also noted that
men who do not produce DHT do not develop BPH.

Some researchers suggest that BPH may develop as a
result of “instructions” given to cells early in life.
According to this theory, BPH occurs because cells in
one section of the gland follow these instructions and
“reawaken” later in life. These “reawakened” cells
then deliver signals to other cells in the gland,
instructing them to grow or making them more
sensitive to hormones that influence growth.

Symptoms

Many symptoms of BPH stem from obstruction of the
urethra and gradual loss of bladder function, which
results in incomplete emptying of the bladder. The
symptoms of BPH vary, but the most common ones
involve changes or problems with urination, such as

    •     a hesitant, interrupted, weak stream

    •    urgency and leaking or dribbling

    •    more frequent urination, especially at night

2 Prostate Enlargement: Benign Prostatic Hyperplasia

The size of the prostate does not always determine how severe the obstruction or the symptoms will be. Some men with greatly enlarged glands have little obstruction and few symptoms while others, whose glands are less enlarged, have more blockage and greater problems.

Sometimes a man may not know he has any obstruction until he suddenly finds himself unable to urinate at all. This condition, called acute urinary retention, may be triggered by taking over-the-counter cold or allergy medicines. Such medicines contain a decongestant drug, known as a sympathomimetic. A potential side effect of this drug may prevent the bladder opening from relaxing and allowing urine to empty. When partial obstruction is present, urinary retention also can be brought on by alcohol, cold temperatures, or a long period of immobility.

It is important to tell your doctor about urinary problems such as those described above. In eight out of 10 cases, these symptoms suggest BPH, but they also can signal other, more serious conditions that require prompt treatment. These conditions, including prostate cancer, can be ruled out only by a doctor’s examination.

Severe BPH can cause serious problems over time. Urine retention and strain on the bladder can lead to urinary tract infections, bladder or kidney damage, bladder stones, and incontinence—the inability to control urination. If the bladder is permanently damaged, treatment for BPH may be ineffective. When BPH is found in its earlier stages, there is a lower risk of developing such complications.

Diagnosis

You may first notice symptoms of BPH yourself, or your doctor may find that your prostate is enlarged during a routine checkup. When BPH is suspected, you may be referred to a urologist, a doctor who specializes in problems of the urinary tract and the male reproductive system. Several tests help the doctor identify the problem and decide whether surgery is needed. The tests vary from patient to patient, but the following are the most common.

Digital Rectal Examination (DRE)

This examination is usually the first test done. The doctor inserts a gloved finger into the rectum and feels the part of the prostate next to the rectum. This examination gives the doctor a general idea of the size and condition of the gland.

Prostate-Specific Antigen (PSA) Blood Test

To rule out cancer as a cause of urinary symptoms, your doctor may recommend a PSA blood test. PSA, a protein produced by prostate cells, is frequently present at elevated levels in the blood of men who have prostate cancer. The U.S. Food and Drug Administration (FDA) has approved a PSA test for use in conjunction with a digital rectal examination to help detect prostate cancer in men who are age 50 or older and for monitoring men with prostate cancer after treatment. However, much remains unknown about the interpretation of PSA levels, the test’s ability to discriminate cancer from benign prostate conditions, and the best course of action following a finding of elevated PSA.

3 Prostate Enlargement: Benign Prostatic Hyperplasia

A fact sheet titled “The Prostate-Specific Antigen (PSA) Test: Questions and Answers” can be found on the National Cancer Institute website at www.cancer.gov/ cancertopics/factsheet/Detection/PSA.

Rectal Ultrasound and Prostate Biopsy

If there is a suspicion of prostate cancer, your doctor may recommend a test with rectal ultrasound. In this procedure, a probe inserted in the rectum directs sound waves at the prostate. The echo patterns of the sound waves form an image of the prostate gland on a display screen. To determine whether an abnormal-looking area is indeed a tumor, the doctor can use the probe and the ultrasound images to guide a biopsy needle to the suspected tumor. The needle collects a few pieces of prostate tissue for examination with a microscope.

Urine Flow Study

Your doctor may ask you to urinate into a special device that measures how quickly the urine is flowing. A reduced flow often suggests BPH.

Cystoscopy

In this examination, the doctor inserts a small tube through the opening of the urethra in the penis. This procedure is done after a solution numbs the inside of the penis so all sensation is lost. The tube, called a cystoscope, contains a lens and a light system that help the doctor see the inside of the urethra and the bladder. This test allows the doctor to determine the size of the gland and identify the location and degree of the obstruction.

Treatment

Men who have BPH with symptoms usually need some kind of treatment at some time. However, a number of researchers have questioned the need for early treatment when the gland is just mildly enlarged. The results of their studies indicate that early treatment may not be needed because the symptoms of BPH clear up without treatment in as many as one-third of all mild cases. Instead of immediate treatment, they suggest regular checkups to watch for early problems. If the condition begins to pose a danger to the patient’s health or causes a major inconvenience to him, treatment is usually recommended.

Since BPH can cause urinary tract infections, a doctor will usually clear up any infection with antibiotics before treating the BPH itself. Although the need for treatment is not usually urgent, doctors generally advise going ahead with treatment once the problems become bothersome or present a health risk.

The following section describes the types of treatment that are most commonly used for BPH.

Drug Treatment

Over the years, researchers have tried to find a way to shrink or at least stop the growth of the prostate without using surgery. The FDA has approved six drugs to relieve common symptoms associated with an enlarged prostate.

Finasteride (Proscar), FDA-approved in 1992, and dutasteride (Avodart), FDA-approved in 2001, inhibit production of the hormone DHT, which is involved with prostate enlargement. The use of either of these drugs can either prevent progression of growth of the prostate or actually shrink the prostate in some men.

4 Prostate Enlargement: Benign Prostatic Hyperplasia

The FDA also approved the drugs terazosin (Hytrin) in 1993, doxazosin (Cardura) in 1995, tamsulosin (Flomax) in 1997, and alfuzosin (Uroxatral) in 2003 for the treatment of BPH. All four drugs act by relaxing the smooth muscle of the prostate and bladder neck to improve urine flow and to reduce bladder outlet obstruction. The four drugs belong to the class known as alpha blockers. Terazosin and doxazosin were developed first to treat high blood pressure. Tamsulosin and alfuzosin were developed specifically to treat BPH.

The Medical Therapy of Prostatic Symptoms (MTOPS) Trial, supported by the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK), recently found that using finasteride and doxazosin together is more effective than using either drug alone to relieve symptoms and prevent BPH progression. The two-drug regimen reduced the risk of BPH progression by 67 percent, compared with 39 percent for doxazosin alone and 34 percent for finasteride alone.

Minimally Invasive Therapy

Because drug treatment is not effective in all cases, researchers in recent years have developed a number of procedures that relieve BPH symptoms but are less invasive than conventional surgery.

Transurethral microwave procedure. In 1996, the FDA approved a device that uses microwaves to heat and destroy excess prostate tissue. In the procedure called transurethral microwave thermotherapy (TUMT), the device sends computer-regulated microwaves through a catheter to heat selected portions of the prostate to at least 111 degrees Fahrenheit. A cooling system protects the urinary tract during the procedure.

The procedure takes about 1 hour and can be performed on an outpatient basis without general anesthesia. TUMT has not been reported to lead to erectile dysfunction or incontinence.

Although microwave therapy does not cure BPH, it reduces urinary frequency, urgency, straining, and intermittent flow. It does not correct the problem of incomplete emptying of the bladder. Ongoing research will determine any long-term effects of microwave therapy and who might benefit most from this therapy.

Transurethral needle ablation. Also in 1996, the FDA approved the minimally invasive transurethral needle ablation (TUNA) system for the treatment of BPH.

The TUNA system delivers low-level radiofrequency energy through twin needles to burn away a well-defined region of the enlarged prostate. Shields protect the urethra from heat damage. The TUNA system improves urine flow and relieves symptoms with fewer side effects when compared with transurethral resection of the prostate (TURP). No incontinence or impotence has been observed.

Water-induced thermotherapy. This therapy uses heated water to destroy excess tissue in the prostate. A catheter containing multiple shafts is positioned in the urethra so that a treatment balloon rests in the middle of the prostate. A computer controls the temperature of the water, which flows into the balloon and heats the surrounding prostate tissue. The system focuses the heat in a precise region of the prostate. Surrounding tissues in the urethra and bladder are protected. Destroyed tissue either escapes with urine through the urethra or is reabsorbed by the body.

5 Prostate Enlargement: Benign Prostatic Hyperplasia

High-intensity focused ultrasound. The use of ultrasound waves to destroy prostate tissue is still undergoing clinical trials in the United States. The FDA has not yet approved high-intensity focused ultrasound.

Surgical Treatment

Most doctors recommend removal of the enlarged part of the prostate as the best long-term solution for patients with BPH. With surgery for BPH, only the enlarged tissue that is pressing against the urethra is removed; the rest of the inside tissue and the outside capsule are left intact. Surgery usually relieves the obstruction and incomplete emptying caused by BPH. The following section describes the types of surgery that are used.

Transurethral surgery. In this type of surgery, no external incision is needed. After giving anesthesia, the surgeon reaches the prostate by inserting an instrument through the urethra.

A procedure called transurethral resection of the prostate (TURP) is used for 90 percent of all prostate surgeries done for BPH. With TURP, an instrument called a resectoscope is inserted through the penis. The resectoscope, which is about 12 inches long and 1/2 inch in diameter, contains a light, valves for controlling irrigating fluid, and an electrical loop that cuts tissue and seals blood vessels.

During the 90-minute operation, the surgeon uses the resectoscope’s wire loop to remove the obstructing tissue one piece at a time. The pieces of tissue are carried by the fluid into the bladder and then flushed out at the end of the operation.

Most doctors suggest using TURP whenever possible. Transurethral procedures are less traumatic than open forms of surgery and require a shorter recovery period. One possible side effect of TURP is retrograde, or backward, ejaculation. In this condition, semen flows backward into the bladder during climax instead of out the urethra.

Another surgical procedure is called transurethral incision of the prostate (TUIP). Instead of removing tissue, as with TURP, this procedure widens the urethra by making a few small cuts in the bladder neck, where the urethra joins the bladder, and in the prostate gland itself. Although some people believe that TUIP gives the same relief as TURP with less risk of side effects such as retrograde ejaculation, its advantages and long-term side effects have not been clearly established.

Open surgery. In the few cases when a transurethral procedure cannot be used, open surgery, which requires an external incision, may be used. Open surgery is often done when the gland is greatly enlarged, when there are complicating factors, or when the bladder has been damaged and needs to be repaired. The location of the enlargement within the gland and the patient’s general health help the surgeon decide which of the three open procedures to use.

With all the open procedures, anesthesia is given and an incision is made. Once the surgeon reaches the prostate capsule, he or she scoops out the enlarged tissue from inside the gland.

Laser surgery. In March 1996, the FDA approved a surgical procedure that employs side-firing laser fibers and Nd: YAG lasers to vaporize obstructing prostate tissue. The doctor passes the laser fiber through the urethra into the prostate using a cystoscope and then delivers several bursts of energy

6 Prostate Enlargement: Benign Prostatic Hyperplasia

lasting 30 to 60 seconds. The laser energy destroys prostate tissue and causes shrinkage. As with TURP, laser surgery requires anesthesia and a hospital stay. One advantage of laser surgery over TURP is that laser surgery causes little blood loss. Laser surgery also allows for a quicker recovery time. But laser surgery may not be effective on larger prostates. The long-term effectiveness of laser surgery is not known.

Newer procedures that use laser technology can be performed on an outpatient basis.

Photoselective vaporization of the prostate (PVP). PVP uses a high-energy laser to destroy prostate tissue and seal the treated area.

Interstitial laser coagulation. Unlike other laser procedures, interstitial laser coagulation places the tip of the fiberoptic probe directly into the prostate tissue to destroy it.

Your Recovery After Surgery in the Hospital

The amount of time you will stay in the hospital depends on the type of surgery you had and how quickly you recover.

At the end of surgery, a special catheter is inserted through the opening of the penis to drain urine from the bladder into a collection bag. Called a Foley catheter, this device has a water-filled balloon on the end that is put in the bladder, which keeps it in place.

This catheter is usually left in place for several days. Sometimes, the catheter causes recurring painful bladder spasms the day after surgery. These spasms may be difficult to control, but they will eventually disappear.

You may also be given antibiotics while you are in the hospital. Many doctors start giving this medicine before or soon after surgery to prevent infection. However, some recent studies suggest that antibiotics may not be needed in every case, and your doctor may prefer to wait until an infection is present to give them.

After surgery, you will probably notice some blood or clots in your urine as the wound starts to heal. If your bladder is being irrigated (flushed with water), you may notice that your urine becomes red once the irrigation is stopped. Some bleeding is normal, and it should clear up by the time you leave the hospital. During your recovery, it is important to drink a lot of water (up to 8 cups a day) to help flush out the bladder and speed healing.

7 Prostate Enlargement: Benign Prostatic Hyperplasia

Do’s and Don’ts Following Surgery

Take it easy the first few weeks after you get home. You may not have any pain, but you still have an incision that is healing— even with transurethral surgery, where the incision can’t be seen. Since many people try to do too much at the beginning and then have a setback, it is a good idea to talk with your doctor before resuming your normal routine. During this initial period of recovery at home, avoid any straining or sudden movements that could tear the incision. Here are some guidelines:

•   Continue drinking a lot of water to flush the bladder.

•   Avoid straining when having a bowel movement.

•   Eat a balanced diet to prevent constipation. If constipation occurs, ask your doctor if you can take a laxative.

•   Don’t do any heavy lifting.

•   Don’t drive or operate machinery.

Getting Back to Normal After Surgery

Even though you should feel much better by the time you leave the hospital, it will probably take a couple of months for you to heal completely. During the recovery period, the following are some common problems that can occur.

Problems Urinating

You may notice that your urinary stream is stronger right after surgery, but it may take awhile before you can urinate completely normally again. After the catheter is removed, urine will pass over the surgical wound on the prostate, and you may initially have some discomfort or feel a sense of urgency when you urinate. This problem will gradually lessen, and after a couple of months you should be able to urinate less frequently and more easily.

Incontinence

As the bladder returns to normal, you may have some temporary problems controlling urination, but long-term incontinence rarely occurs. Doctors find that the longer problems existed before surgery, the longer it takes for the bladder to regain its full function after the operation.

Bleeding

In the first few weeks after transurethral surgery, the scab inside the bladder may loosen, and blood may suddenly appear in the urine. Although this can be alarming, the bleeding usually stops with a short period of resting in bed and drinking fluids. However, if your urine is so red that it is difficult to see through or if it contains clots or if you feel any discomfort, be sure to contact your doctor.

8 Prostate Enlargement: Benign Prostatic Hyperplasia

Sexual Function After Surgery

Many men worry about whether surgery for BPH will affect their ability to enjoy sex. Some sources state that sexual function is rarely affected, while others claim that it can cause problems in up to 30 percent of cases. However, most doctors say that even though it takes awhile for sexual function to return fully, with time, most men are able to enjoy sex again.

Complete recovery of sexual function may take up to 1 year, lagging behind a person’s general recovery. The exact length of time depends on how long after symptoms appeared that BPH surgery was done and on the type of surgery. Following is a summary of how surgery is likely to affect the following aspects of sexual function.

Erections

Most doctors agree that if you were able to maintain an erection shortly before surgery, you will probably be able to have erections afterward. Surgery rarely causes a loss of erectile function. However, surgery cannot usually restore function that was lost before the operation.

Ejaculation

Although most men are able to continue having erections after surgery, a prostate procedure frequently makes them sterile (unable to father children) by causing a condition called retrograde ejaculation or dry climax.

During sexual activity, sperm from the testes enters the urethra near the opening of the bladder. Normally, a muscle blocks off the entrance to the bladder, and the semen is expelled through the penis. However, the coring action of prostate surgery cuts this muscle as it widens the neck of the bladder. Following surgery, the semen takes the path of least resistance and enters the wider opening to the bladder rather than being expelled through the penis. Later it is harmlessly flushed out with urine. In some cases, this condition can be treated with a drug called pseudoephedrine, found in many cold medicines, or imipramine. These drugs improve muscle tone at the bladder neck and keep semen from entering the bladder.

Orgasm

Most men find little or no difference in the sensation of orgasm, or sexual climax, before and after surgery. Although it may take some time to get used to retrograde ejaculation, you should eventually find sex as pleasurable after surgery as before.

Many people have found that concerns about sexual function can interfere with sex as much as the operation itself. Understanding the surgical procedure and talking over any worries with the doctor before surgery often help men regain sexual function earlier. Many men also find it helpful to talk with a counselor during the adjustment period after surgery.

9 Prostate Enlargement: Benign Prostatic Hyperplasia

Is Further Treatment Needed?

In the years after your surgery, it is important to continue having a rectal examination once a year and to have any symptoms checked by your doctor.

Since surgery for BPH leaves behind a good part of the gland, it is still possible for prostate problems, including BPH, to develop again. However, surgery usually offers relief from BPH for at least 15 years. Only 10 percent of the men who have surgery for BPH eventually need a second operation for enlargement. Usually these are men who had the first surgery at an early age.

Sometimes, scar tissue resulting from surgery requires treatment in the year after surgery. Rarely, the opening of the bladder becomes scarred and shrinks, causing obstruction. This problem may require a surgical procedure similar to transurethral incision (see section on Surgical Treatment). More often, scar tissue may form in the urethra and cause narrowing. The doctor can solve this problem during an office visit by stretching the urethra.

Prostatic Stents

A stent is a small device that is inserted through the urethra to the narrowed area and allowed to expand, like a spring. The stent pushes back the prostatic tissue, widening the urethra. It is designed to relieve urinary obstruction in men and improve the ability to urinate. The device is approved for use in men for whom other standard surgical procedures to correct urinary obstruction have failed.

BPH and Prostate Cancer: No Apparent Relation

Although some of the signs of BPH and prostate cancer are the same, having BPH does not seem to increase the chances of getting prostate cancer. Nevertheless, a man who has BPH may have undetected prostate cancer at the same time or may develop prostate cancer in the future. For this reason, the National Cancer Institute and the American Cancer Society recommend that all men over 40 have a rectal examination once a year to screen for prostate cancer.

After BPH surgery, the tissue removed is routinely checked for hidden cancer cells. In about one out of 10 cases, some cancer tissue is found, but often it is limited to a few cells of a nonaggressive type of cancer, and no treatment is needed.

Hope Through Research

The National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) was established by Congress in 1950 as one of the National Institutes of Health (NIH), whose mission is to improve human health through biomedical research. NIH is the research branch of the U.S. Department of Health and Human Services.

The NIDDK conducts and supports a variety of research in diseases of the kidney and urinary tract. Much of the research targets disorders of the lower urinary tract, including BPH, urinary tract infection, interstitial cystitis, urinary obstruction, prostatitis, and urinary stones. The knowledge gained from these studies is advancing scientific understanding of why BPH develops and may lead to improved methods of diagnosing and treating prostate enlargement.

10 Prostate Enlargement: Benign Prostatic Hyperplasia

One such study was the MTOPS Trial, which ended in 2003. The results are summarized above under the Drug Treatment section.

Additional Reading

American Urological Association. Guideline on the management of benign prostatic hyperplasia: Chapter 1: Diagnosis and treatment recommendations. The Journal of Urology. 2003;170(2 Pt 1):530–537.

National Cancer Institute. The prostate-specific antigen (PSA) test: Questions and answers. www.cancer.gov/cancertopics/ factsheet/Detection/PSA. Reviewed August 17, 2004.

Glossary

Anesthesia: A substance that prevents pain from being felt, given before an operation.

Anus: The opening of the rectum where solid waste leaves the body.

Bladder: The muscular bag in the lower abdomen where urine is stored.

Catheter: A tube inserted through the penis to the bladder in order to drain urine from the body.

Cystoscope: A tube-like instrument used to view the interior of the bladder.

Ejaculation: Discharging semen from the penis during sexual climax.

Gland: An organ that makes and releases substances to other parts of the body.

Hormone: A substance that stimulates the function of a gland.

Impotent: Unable to have an erection.

Incontinence: The inability to control urination.

Obstruction: A clog or blockage that prevents liquid from flowing easily.

Rectum: The last part of the large intestine (colon) ending in the anus.

Reproductive system: The bodily systems that allow men and women to have children.

Scrotum: The sac of skin that contains the testes.

Semen: The fluid, containing sperm, which comes out of the penis during sexual excitement.

Sterile: Unable to father children.

Testes: The male reproductive glands where sperm are produced.

Ultrasound: A type of test in which sound waves too high to hear are aimed at a structure to produce an image of it.

Urinary tract: The path that urine takes as it leaves the body. It includes the kidneys, ureters, bladder, and urethra.

Urination: Discharge of liquid waste from the body.

Urethra: The canal inside the penis that urine passes through as it leaves the body.

The U.S. Government does not endorse or favor any specific commercial product or company. Trade, proprietary, or company names appearing in this document are used only because they are considered necessary in the context of the information provided. If a product is not mentioned, the omission does not mean or imply that the product is unsatisfactory.

11 Prostate Enlargement: Benign Prostatic Hyperplasia

National Kidney and

Urologic Diseases

Information Clearinghouse

3 Information Way

Bethesda, MD 20892–3580

Phone: 1–800–891–5390

Fax: 703–738–4929

Email: nkudic@info.niddk.nih.gov

Internet: www.kidney.niddk.nih.gov

The National Kidney and Urologic Diseases Information Clearinghouse (NKUDIC) is a service of the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK). The NIDDK is part of the National Institutes of Health under the U.S. Department of Health and Human Services. Established in 1987, the Clearinghouse provides information about diseases of the kidneys and urologic system to people with kidney and urologic disorders and to their families, health care professionals, and the public. The NKUDIC answers inquiries, develops and distributes publications, and works closely with professional and patient organizations and Government agencies to coordinate resources about kidney and urologic diseases.

Publications produced by the Clearinghouse are carefully reviewed by both NIDDK scientists and outside experts.

This publication is not copyrighted. The Clearinghouse encourages users of this fact sheet to duplicate and distribute as many copies as desired.

This fact sheet is also available at www.kidney.niddk.nih.gov.

U.S. DEPARTMENT OF HEALTH AND HUMAN SERVICES National Institutes of Health NIH Publication No. 07–3012 June 2006

Exhibit D

See Attached.

Program#/Poster#:	96233

Presentation Title:	A HEAD-TO-HEAD COMPARISON OF THE PROLIEVE THERMODILATATION® SYSTEM VS. UROLOGIX TARGIS® SYSTEM FOR TREATMENT OF BPH: PROCEDURAL TOLERABILITY AND EARLY CLINICAL RESULTS

Author Block:	Neal D. Shore, MD1; Parminder S. Sethi, MD2; Barrett E. Cowan, MD3 [1]Myrtle Beach, SC; [2]Modesto, CA, [3]Denver, CO

Introduction/Objective:	This was the first head-to-head randomized clinical comparison of 2 transurethral microwave therapy (TUMT) devices for the treatment of benign prostatic hyperplasia (BPH). The purpose of this study was to understand patients’ experiences with minimally invasive therapy for BPH and assess any outcome differences between 2 marketed devices, the Prolieve Thermodilatation System (Medifocus, Inc.) and the Targis System (Urologix). This was a post-approval, prospective, randomized, open-label, multicenter pilot study comparing Prolieve with Targis microwave therapy devices on male subjects diagnosed with symptomatic BPH.

Introduction/Objective: This was the first head-to-head randomized clinical comparison of 2 transurethral microwave therapy (TUMT) devices for the treatment of benign prostatic hyperplasia (BPH). The purpose of this study was to understand patients’ experiences with minimally invasive therapy for BPH and assess any outcome differences between 2 marketed devices, the Prolieve Thermodilatation System (Medifocus, Inc.) and the Targis System (Urologix). This was a post-approval, prospective, randomized, open-label, multicenter pilot study comparing Prolieve with Targis microwave therapy devices on male subjects diagnosed with symptomatic BPH.

Study Endpoints: The primary endpoints were the percentage of patients who require urethral catheterization after the procedure, the length of post-procedure catheterization for each study device, and any additional catheterization intervention throughout the study duration. Secondary endpoints included procedural tolerability as measured by the visual analog scale (VAS) for pain and changes from baseline to 3 and 6 months in QOL, peak urine flow rate, postvoid residual urine volume, sexual function, patient satisfaction with treatment and AUA Symptom Index score.

Device Descriptions: The Prolieve system is equipped with a single-use catheter that is 36cm long, 18F with an attached dilation balloon. There is a 5cc retention balloon at the distal end of the catheter. The catheter contains a microwave antenna that delivers the microwave energy into the prostate gland. The Targis system is equipped with a 21F silicone treatment catheter containing a helical microwave antenna. The catheter provides urethral cooling via circumferential cooling compartments and includes a urine drainage canal and a fiber optic thermosensor for monitoring urethral catheter interface temperatures.

References: AUA BPH Symptom Index: Madsen FA, Bruskewitz RC. Clinical manifestations of benign prostatic hyperplasia. Urol Clin North Am 1995;22:291-8.

Combined Catheterization Rates Through 1 Month

Type	Prolieve (N=16)		Targis (N=14)			P
	n	% (95%CI)	n		% (95%CI)

Foley catheter	1	6.3% (0.16, 30.23)	9		64.3% (35.14, 87.24)	0.001

Self-catheterized	0	0% (0.00, 20.59)	4		28.6% (8.39, 58.10)	0.037

Catheterization total	1	6.3% (0.16, 30.23)	11	*	78.6% (49.20, 95.34)	<0.001

*	2 Targis patients required both Foley catheters and self-catheterization at different times over the course of study follow-up.

AUA BPH Symptom Index Score “Responders”

Patients with ≥30% change in score from baseline [% (n/N at time point)]

	Day 3	Week 2	Week 3	Week 4	Week 6	Month 3	Month 6

Prolieve	31%	69%	75%	94%	88%	88%	88%
	(5/16)	(11/16)	(12/16)	(15/16)	(14/16)	(14/16)	(14/16)

Targis	10%	25%	31%	36%	69%	83%	91%
	(1/10)	(3/12)	(4/13)	(5/14)	(9/13)	(10/12)	(10/11)

Device-Related Adverse Events

	Mild	Moderate	Severe	Total

Prolieve (N=16)	3 (18.8%)	1 (6.3%)	1 (6.3%)	5 (31.3%)

Targis (N=14)	2 (14.3%)	5 (35.7%)	2 (14.3%)	9 (64.3%)

Methods: Patients were treated according to the device manufacturers’ recommendations and followed for 6 months. All patients’ bladders were filled post-treatment with Ž200mL of saline. Patients were catheterized if unable to void by 2 hours or if postvoid residual urine volume was >150mL. All subsequent catheter use was documented at follow-up visits. Confirmation of the entry criteria, including the use of concomitant medications, was completed prior to randomization. For the purpose of this study, patients were allowed to stay on concomitant BPH medication during the conduct of the study to prevent the potential occurrence of side effects due to medication withdrawal. At study start, 50% of Prolieve patients and 50% of Targis patients were on a stable dose of BPH medication (alpha blockers and/or 5 alpha reductase inhibitors). Subjective secondary endpoints (pain and AUA score) were determined by patient responses to questionnaires (a 0-10 VAS and the AUA BPH Symptom Index Score [Madsen 1995]).

Discussion: The 30 patients in the two groups (16 Prolieve, 14 Targis) were wellmatched, with mean ages of 66.0 and 65.9 years for the Prolieve and Targis groups, respectively. Mean baseline prostate gland volume was 41.0g in the Prolieve patients and 40.8g in the Targis patients. Significantly more patients treated with the Prolieve device were catheter-free post procedure compared to patients treated with Targis. Higher catheter-free rates persisted through one month of clinical follow-up. Additionally, patients’ mean VAS pain scores tended to be lower with Prolieve, particularly during the procedure. Average AUA symptom scores were lower following Prolieve treatment, and mean improvement over baseline symptom scores was higher for Prolieve patients. Prolieve patients also experienced fewer adverse events.

Conclusion: In this study Prolieve-treated patients required significantly fewer catheterizations than Targis patients (P<0.001). Study results also suggest that Prolieve patients experienced faster initial symptomatic relief and had better treatment tolerability. Further research is required to statistically confirm these findings.

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